UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: March 6, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Receives a $9 million Order for Multiple Systems
from a Tier One DRAM Manufacturer

Reinforces company confidence in business trends into the second quarter

MIGDAL HAEMEK, Israel – March 6, 2018 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that it received an order totaling approximately $9 million for multiple systems of its 3D metrology and 2D inspection system from a tier-one DRAM manufacturer. The tools are expected to be installed during the first and second quarter of 2019.

Ramy Langer, Chief Operating Officer, commented, “I am very pleased with this meaningful order from a leading DRAM manufacturer. The systems will be used for the most accurate 3D measurements, at extremely high throughput, as well as for 2D inspection. This order illustrates that our 2D inspection capabilities have proven to be highly competitive and we continue to capture market share.”

Rafi Amit, Chief Executive Officer, added, “While DRAM prices are undergoing some pressure, the transition to advanced packaging is continuing, driven by the technical requirements for higher bandwidth and lower power consumption. This multiple systems’ order is a vote of confidence in our expertise in accurate 3D measurement, as well as in our 2D inspection capabilities. We are well positioned to leverage on the transition of the memory market to Advanced Packaging. This order continues the positive momentum with which we started 2019 into the second quarter.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the Semiconductors industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.